Exhibit 99.2

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                                NORANDA INC.

                                    AND

                   COMPUTERSHARE TRUST COMPANY OF CANADA

                                  TRUSTEE

                     ----------------------------------

                        TENTH SUPPLEMENTAL INDENTURE

                          DATED AS OF JUNE 8, 2005

                                     TO

                              TRUST INDENTURE

                          DATED AS OF JULY 1, 1992

                        PROVIDING FOR THE ISSUE OF:

                        5.5% NOTES DUE JUNE 15, 2017

                                    AND

                        6.2% NOTES DUE JUNE 15, 2035

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


          THIS TENTH SUPPLEMENTAL INDENTURE is made as of June 8, 2005

B E T W E E N:

               NORANDA INC., a corporation
               incorporated under the laws of the
               Province of Ontario, Canada, and
               having its registered office at the
               City of Toronto in the Province of
               Ontario, Canada (the "CORPORATION"),


                             -and-

               COMPUTERSHARE TRUST COMPANY OF CANADA,
               a trust company incorporated under the
               laws of Canada and duly authorized to
               carry on the trust business in each
               province of Canada (the "TRUSTEE"),


          WHEREAS by a trust indenture (hereinafter referred to as the "ORIGINAL INDENTURE") made as of July 1, 1992 between the Corporation and Montreal Trust Company of Canada (the "ORIGINAL TRUSTEE") provision was made for the issue of Securities of the Corporation in one or more series;

          WHEREAS under and in accordance with the terms of the Original Indenture, as supplemented and amended by a first supplemental indenture made as of July 15, 1992, a second supplemental indenture made as of June 1, 1993, a third supplemental indenture made as of August 18, 1993, a fourth supplemental indenture made as of June 16, 1994, a fifth supplemental indenture made as of July 17, 1995, a sixth supplemental indenture made as of February 13, 2001, a seventh supplemental indenture made as of February 21, 2001, an eighth supplemental indenture made as of June 24, 2002 and a ninth supplemental indenture made as of September 29, 2003 there have heretofore been issued eight series of Securities;

          WHEREAS by notice dated December 19, 2001, the Trustee advised the Corporation that the Trustee, as successor to all or substantially all of the corporate trust business of the Original Trustee, succeeded the Original Trustee as trustee under the Original Indenture, as supplemented, without any further act or formality by virtue of Section 6.12 of the Original Indenture;

          WHEREAS the Original Indenture provides that the aggregate principal amount of Securities which may be issued thereunder is unlimited but Securities may be issued only upon and subject to the conditions and limitations set forth therein;

          WHEREAS the Corporation desires to issue the ninth and tenth series of Securities having the attributes and characteristics hereinafter set forth;

          WHEREAS the Corporation is not in default under the Original
Indenture;

          WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions passed to authorize the execution and delivery of this Tenth Supplemental Indenture and to make the same legal and valid and binding upon the Corporation; and

          WHEREAS, except for the third recital which is made as a representation and statement of fact by the Trustee, the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

          NOW THEREFORE THIS TENTH SUPPLEMENTAL INDENTURE WITNESSES that, in consideration of the premises and the covenants herein contained, the parties hereto agree as follows:

                                 ARTICLE 1

                      DEFINITIONS AND OTHER PROVISIONS
                           OF GENERAL APPLICATION

SECTION 1.01   DEFINITIONS

          For all purposes of this Tenth Supplemental Indenture and in the Notes, except as otherwise expressly provided or unless the subject matter or context otherwise requires:

          "5.5% NOTES DUE 2017" means the series of Securities created by the Corporation to be authenticated and delivered pursuant to the terms of this Tenth Supplemental Indenture and herein sometimes referred to as the "Series 9 Notes";

          "6.2% NOTES DUE 2035" means the series of Securities created by the Corporation to be authenticated and delivered pursuant to the terms of this Tenth Supplemental Indenture and herein sometimes referred to as the "Series 10 Notes";

          "COMPARABLE TREASURY ISSUE" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of the Notes;

          "COMPARABLE TREASURY PRICE" means, with respect to any Redemption Date, (A) the average of the Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations;

          "EIGHTH SUPPLEMENTAL INDENTURE" means the eighth supplemental indenture made as of June 24, 2002 between the Corporation and the Trustee in supplement to the Original Indenture;

          "FIFTH SUPPLEMENTAL INDENTURE" means the fifth supplemental indenture made as of July 17, 1995 between the Corporation and the Original Trustee in supplement to the Original Indenture;

          "FIRST SUPPLEMENTAL INDENTURE" means the first supplemental indenture made as of July 15, 1992 between the Corporation and the Original Trustee in supplement to the Original Indenture;

          "FOURTH SUPPLEMENTAL INDENTURE" means the fourth supplemental indenture made as of June 16, 1994 between the Corporation and the Original Trustee in supplement to the Original Indenture;

          "INDEPENDENT INVESTMENT BANKER" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Corporation;

          "NINTH SUPPLEMENTAL INDENTURE" means the ninth supplemental indenture made as of September 29, 2003 between the Corporation and the Trustee in supplement to the Original Indenture;

          "NOTES" means the Series 9 Notes or the Series 10 Notes, as applicable;

          "ORIGINAL INDENTURE" means the trust indenture made as of July 1, 1992 between the Corporation and the Original Trustee;

          "REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such Redemption Date;

          "REFERENCE TREASURY DEALER" means Deutsche Bank Securities Inc., plus three others or their affiliates which are primary
          U.S. Government securities dealers appointed by the Trustee after consultation with the Corporation and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in The City of New York (a "PRIMARY TREASURY DEALER"), the Corporation shall substitute therefor another Primary Treasury Dealer, if one is available;

          "SECOND SUPPLEMENTAL INDENTURE" means the second supplemental indenture made as of June 1, 1993 between the Corporation and the Original Trustee in supplement to the Original Indenture;

          "SEVENTH SUPPLEMENTAL INDENTURE" means the seventh supplemental indenture made as of February 21, 2001 between the Corporation and the Original Trustee in supplement to the Original Indenture;

          "SIXTH SUPPLEMENTAL INDENTURE" means the sixth supplemental indenture made as of February 13, 2001 between the Corporation and the Original Trustee in supplement to the Original Indenture;

          "TENTH SUPPLEMENTAL INDENTURE", "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Tenth Supplemental Indenture made as of June 8, 2005 and not to any particular Article, Section or other portion thereof, and include any and every instrument supplemental or ancillary hereto or in implement hereof, and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Tenth Supplemental Indenture;

          "THIRD SUPPLEMENTAL INDENTURE" means the third supplemental indenture made as of August 18, 1993 between the Corporation and the Original Trustee in supplement to the Original Indenture;

          "TREASURY RATE" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date;

          "TRUST INDENTURE" means the Original Indenture as supplemented by the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture, the Sixth Supplemental Indenture, the Seventh Supplemental Indenture, the Eighth Supplemental Indenture, the Ninth Supplemental Indenture and this Tenth Supplemental Indenture and any other indenture, deed or instrument supplemental or ancillary thereto; and

other terms and expressions used herein shall have the same meanings as corresponding expressions defined in the Original Indenture.

SECTION 1.02   SCHEDULES

          The following Schedules form part of this Tenth Supplemental
          Indenture:

          Schedule A - Form of Series 9 Note
          Schedule B - Form of Series 10 Note

SECTION 1.03   NOTICE TO HOLDERS

          Where the Trust Indenture or any Note requires or permits the Corporation or the Trustee to give to the Holders of Notes notice by publication in an Authorized Newspaper, such notice is hereby required to be published in an Authorized Newspaper in The City of New York.

SECTION 1.04   TO BE READ WITH ORIGINAL INDENTURE

          This Tenth Supplemental Indenture is a supplemental indenture within the meaning of the Original Indenture and the Original Indenture and this Tenth Supplemental Indenture shall be read together and shall have effect, so far as practicable, as though all the provisions of the Original Indenture and this Tenth Supplemental Indenture were contained in one instrument.

                                 ARTICLE 2

                               SERIES 9 NOTES

SECTION 2.01   DESIGNATION

          There is hereby authorized to be issued under the Trust Indenture a series of Securities designated as "5.5% Notes due 2017".

SECTION 2.02   LIMIT OF AGGREGATE PRINCIPAL AMOUNT

          The aggregate principal amount of Series 9 Notes that may be authenticated and delivered shall be unlimited. On the date hereof, the Corporation is executing and delivering to the Trustee for authentication an initial issuance of U.S.$250,000,000 aggregate principal amount of Series 9 Notes.

SECTION 2.03   CURRENCY AND DENOMINATIONS

          The Series 9 Notes shall be denominated in U.S. Dollars and shall be issued in denominations of U.S.$1,000 and integral multiples thereof.

SECTION 2.04   DATES OF ISSUE AND PAYMENT OF PRINCIPAL

          The date of issue of the Series 9 Notes shall be June 8, 2005 and the principal of the Series 9 Notes shall be payable on June 15, 2017.

SECTION 2.05   INTEREST

(1) The Series 9 Notes shall bear interest at the rate of 5.5% per annum.

(2) Interest in respect of the Series 9 Notes shall accrue from and including June 8, 2005 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3) The Interest Payment Dates on which interest shall be payable in respect of the Series 9 Notes shall be June 15 and December 15 in each year, commencing December 15, 2005.

(4) The Regular Record Dates for interest in respect of the Series 9 Notes shall be June 1 and December 1 (whether or not a Business Day) in respect of the interest payable on June 15 and December 15, respectively.

SECTION 2.06   PAYMENTS

(1) The principal of and interest on the Series 9 Notes that are issued in the form of Registered Global Securities and registered in the name of the nominee of the Depository shall be payable by wire transfer in immediately available funds to the nominee of the Depository.

(2) The principal of the Series 9 Notes that are issued in definitive form shall be payable at the Corporate Trust Office, which at the date hereof is located c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1, Attention:
Corporate Trust Department, and interest on such Series 9 Notes shall be payable at the Corporate Trust Office or otherwise as the Corporation may determine in accordance with Section 3.07(2) of the Original Indenture, in each case in immediately available funds.

SECTION 2.07   OPTIONAL REDEMPTION BY THE CORPORATION

          The Series 9 Notes will be redeemable in whole or in part, at the option of the Corporation, at any time at a Redemption Price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date, on a semi-annual basis, (assuming a 360 day year of twelve 30 day months) at the Treasury Rate plus 25 basis points, together in each case with accrued interest thereon to the Redemption Date.

SECTION 2.08   SINKING FUND

          The Series 9 Notes are not subject to redemption pursuant to any sinking fund.

SECTION 2.09   FORM AND DENOMINATIONS

          The Series 9 Notes shall be issuable as Registered Securities, initially as Registered Global Securities, and shall be substantially in the form set forth on Schedule A hereto.

SECTION 2.10   ADDITIONAL AMOUNTS

          The Corporation shall not be required to pay any additional amount on the Series 9 Notes in respect of any tax, assessment or governmental charge withheld or deducted.

SECTION 2.11   TRUSTEE, ETC.

          The trustee, authenticating or paying agent, transfer agent and the registrar for the Series 9 Notes shall be the Trustee.

SECTION 2.12   DEPOSITORY

          The Depository for the Series 9 Notes shall be The Depository Trust Company, 55 Water Street, New York, New York 10041 U.S.A.

SECTION 2.13   ADDITIONAL EVENTS OF DEFAULT OR COVENANTS

          There are no additional events of default or covenants with respect to the Series 9 Notes, but all Events of Default and covenants specified in the Original Indenture shall be applicable thereto.

                                 ARTICLE 3

                              SERIES 10 NOTES

SECTION 3.01   DESIGNATION

          There is hereby authorized to be issued under the Trust Indenture a series of Securities designated as "6.2% Notes due 2035".

SECTION 3.02   LIMIT OF AGGREGATE PRINCIPAL AMOUNT

          The aggregate principal amount of Series 10 Notes that may be authenticated and delivered shall be unlimited. On the date hereof, the Corporation is executing and delivering to the Trustee for authentication an initial issuance of U.S.$250,000,000 aggregate principal amount of Series 10 Notes.

SECTION 3.03   CURRENCY AND DENOMINATIONS

          The Series 10 Notes shall be denominated in U.S. Dollars and shall be issued in denominations of U.S.$1,000 and integral multiples thereof.

SECTION 3.04   DATES OF ISSUE AND PAYMENT OF PRINCIPAL

          The date of issue of the Series 10 Notes shall be June 8, 2005 and the principal of the Series 10 Notes shall be payable on June 15, 2035.

SECTION 3.05   INTEREST

(1) The Series 10 Notes shall bear interest at the rate of 6.2% per annum.

(2) Interest in respect of the Series 10 Notes shall accrue from and including June 8, 2005 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for.

(3) The Interest Payment Dates on which interest shall be payable in respect of the Series 10 Notes shall be June 15 and December 15 in each year, commencing December 15, 2005.

(4) The Regular Record Dates for interest in respect of the Series 10 Notes shall be June 1 and December 1 (whether or not a Business Day) in respect of the interest payable on June 15 and December 15, respectively.

SECTION 3.06   PAYMENTS

(1) The principal of and interest on the Series 10 Notes that are issued in the form of Registered Global Securities and registered in the name of the nominee of the Depository shall be payable by wire transfer in immediately available funds to the nominee of the Depository.

(2) The principal of the Series 10 Notes that are issued in definitive form shall be payable at the Corporate Trust Office, which at the date hereof is located c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1, Attention:
Corporate Trust Department, and interest on such Series 10 Notes shall be payable at the Corporate Trust Office or otherwise as the Corporation may determine in accordance with Section 3.07(2) of the Original Indenture, in each case in immediately available funds.

SECTION 3.07   OPTIONAL REDEMPTION BY THE CORPORATION

        The Series 10 Notes will be redeemable in whole or in part, at the option of the Corporation, at any time at a Redemption Price equal to the greater of (i) 100% of the principal amount thereof and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date) discounted to the Redemption Date, on a semi-annual basis, (assuming a 360 day year of twelve 30 day months) at the Treasury Rate plus 30 basis points, together in each case with accrued interest thereon to the Redemption Date.

SECTION 3.08   SINKING FUND

        The Series 10 Notes are not subject to redemption pursuant to any sinking fund.

SECTION 3.09   FORM AND DENOMINATIONS

        The Series 10 Notes shall be issuable as Registered Securities, initially as Registered Global Securities, and shall be substantially in the form set forth on Schedule B hereto.

SECTION 3.10   ADDITIONAL AMOUNTS

        The Corporation shall not be required to pay any additional amount on the Series 10 Notes in respect of any tax, assessment or governmental charge withheld or deducted.

SECTION 3.11   TRUSTEE, ETC.

        The trustee, authenticating or paying agent, transfer agent and the registrar for the Series 10 Notes shall be the Trustee.

SECTION 3.12   DEPOSITORY

        The Depository for the Series 10 Notes shall be The Depository Trust Company, 55 Water Street, New York, New York 10041 U.S.A.

SECTION 3.13   ADDITIONAL EVENTS OF DEFAULT OR COVENANTS

        There are no additional events of default or covenants with respect to the Series 10 Notes, but all Events of Default and covenants specified in the Original Indenture shall be applicable thereto.

                                 ARTICLE 4

                          MISCELLANEOUS PROVISIONS

SECTION 4.01   CONFIRMATION OF ORIGINAL INDENTURE

          The Original Indenture, as amended and supplemented by this Tenth Supplemental Indenture, is in all respects confirmed.

SECTION 4.02   ACCEPTANCE OF TRUSTS

          The Trustee hereby accepts the trusts in this Tenth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Original Indenture as supplemented by this Tenth Supplemental Indenture.

SECTION 4.03   COUNTERPARTS AND FORMAL DATE

          This Tenth Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original; but and all such counterparts together shall constitute but one and the same instrument.


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          IN WITNESS WHEREOF the parties hereto have caused this Tenth
Supplemental Indenture to be duly executed, and their respective corporate seals to be hereunto affixed, all as of the day and year first above written.

                                NORANDA INC.

                                By:
                                      ----------------------------------------

                                By:
                                      ----------------------------------------


                                COMPUTERSHARE TRUST COMPANY OF CANADA

                                By:
                                      ----------------------------------------

                                By:
                                      ----------------------------------------


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                                 SCHEDULE A
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                                     TO

                        TENTH SUPPLEMENTAL INDENTURE

                          DATED AS OF JUNE 8, 2005

REGISTERED                                        REGISTERED
NO. R*                                            U.S. $*
                                                  CUSIP: 655422AU7

          [INSERT IF THE SECURITY IS TO BE A REGISTERED GLOBAL SECURITY - This Security is a Registered Global Security within the meaning of the Trust Indenture hereinafter referred to and is registered in the name of a Depository or a nominee of a Depository. This Registered Global Security is exchangeable for Securities registered in the name of a Person other than the Depository or its nominee only in the limited circumstances described in the Trust Indenture, and no transfer of this Security (other than a transfer of this Security as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository) may be registered except in such limited circumstances.

          Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

                                NORANDA INC.

                        5.5% NOTE DUE JUNE 15, 2017

          NORANDA INC., a corporation incorporated under the laws of the Province of Ontario, Canada (together with its successors and assigns, the "Corporation"), for value received, hereby promises to pay to ___________, the principal sum of __________ United States dollars (U.S.$ ____________), on June 15, 2017 and to pay interest thereon at the rate of 5.5% per annum from and including June 8, 2005 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on June 15 and December 15 in each year (each such date an "Interest Payment Date") commencing December 15, 2005 until the principal hereof is paid or duly made available for payment.

          The interest so payable on any Interest Payment Date shall, subject to certain exceptions, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be June 1 or December 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of such Defaulted Interest, notice whereof shall be given to the Holder not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Series 9 Notes (as defined below) may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Trust Indenture (as defined below).

          Payment of the principal of and the interest due on the Series 9 Notes represented by this Security that are issued in the form of Registered Global Securities and registered in the name of the nominee of the Depository shall be made by wire transfer in immediately available funds to the nominee of the Depository. Payment of the principal of and the interest due on the Series 9 Notes represented by this Security that are issued in definitive form will be made at the Corporate Trust Office (as defined below). Payment of the principal of and interest on the Series 9 Notes represented by this Security will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

          This Security is one of a series of Securities designated as the 5.5% Notes due 2017 of the Corporation (the "Series 9 Notes") issued or to be issued under and pursuant to a trust indenture made as of July 1, 1992 (the "Original Indenture"), between the Corporation and Montreal Trust Company of Canada, as original trustee (the "Trustee", which term includes Computershare Trust Company of Canada, as successor trustee and any successor trustee under the Trust Indenture), as supplemented by a first supplemental indenture made as of July 15, 1992 (the "First Supplemental Indenture") between the Corporation and the Trustee, a second supplemental indenture made as of June 1, 1993 (the "Second Supplemental Indenture") between the Corporation and the Trustee, a third supplemental indenture made as of August 18, 1993 (the "Third Supplemental Indenture") between the Corporation and the Trustee, a fourth supplemental indenture made as of June 16, 1994 (the "Fourth Supplemental Indenture") between the Corporation and the Trustee, a fifth supplemental indenture made as of July 17, 1995 (the "Fifth Supplemental Indenture") between the Corporation and the Trustee, a sixth supplemental indenture made as of February 13, 2001 (the "Sixth Supplemental Indenture") between the Corporation and the Trustee, a seventh supplemental indenture made as of February 21, 2001 (the "Seventh Supplemental Indenture") between the Corporation and the Trustee, an eighth supplemental indenture made as of June 24, 2002 (the "Eighth Supplemental Indenture") between the Corporation and the Trustee, a ninth supplemental indenture made as of September 29, 2003 between the Corporation and the Trustee (the "Ninth Supplemental Indenture") and a tenth supplemental indenture made as of June 8, 2005 between the Corporation and the Trustee (the "Tenth Supplemental Indenture") to which Original Indenture, First Supplemental Indenture, Second Supplemental Indenture, Third Supplemental Indenture, Fourth Supplemental Indenture, Fifth Supplemental Indenture, Sixth Supplemental Indenture, Seventh Supplemental Indenture, Eighth Supplemental Indenture, Ninth Supplemental Indenture and the Tenth Supplemental Indenture and all indentures supplemental thereto (herein collectively referred to as the "Trust Indenture") reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Corporation, the Trustee and Holders of the Securities and the terms upon which the Securities are, and are to be, authenticated and delivered. The "Corporate Trust Office" means the office of the Trustee at which its corporate trust business, at any particular time, shall be principally administered, which office at the date of the Tenth Supplemental Indenture was located at: 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1, Attention: Corporate Trust Department.

          The Series 9 Notes shall be redeemable in whole or in part at any time prior to Maturity in accordance with the terms set out in the Tenth Supplemental Indenture. The Series 9 Notes shall not be subject to any sinking fund but are subject to defeasance and/or covenant defeasance at the option of the Corporation upon compliance with certain conditions set forth in the Trust Indenture. The Corporation retains the right, at any time and from time to time, to purchase Series 9 Notes in the open market or otherwise by such method and at such price or prices as shall be determined by the Corporation.

          The Trustee has been appointed registrar for the Series 9 Notes, and the Trustee will maintain at the Corporate Trust Office a register for the registration and transfer of Series 9 Notes. Subject to the limitations, terms and conditions set forth herein and in the Trust Indenture, this Security may be transferred at the aforesaid office of the Trustee by surrendering this Security for cancellation, and thereupon the Trustee shall issue in the name of the transferee or transferees, in exchange herefor, one or more new Securities of like tenor and terms in authorized denominations for a like aggregate principal amount. Upon the occurrence of certain events specified in Section 3.05 of the Original Indenture, this Security is exchangeable at the said office of the Trustee for Series 9 Notes represented by definitive registered Notes without coupons in authorized denominations in an equal aggregate principal amount and having like tenor and terms as the surrendered Security. Each Security surrendered for transfer or exchange shall be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Corporation and the Trustee and duly executed by, the registered Holder or the Holder's attorney duly authorized in writing. The Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange; but no service charge shall be made for any such transfer or exchange.

          The Securities of this series may be issued in the form of one or more Registered Global Securities to The Depository Trust Company as depository for the Registered Global Securities of this series (the "Depository") or its nominee and registered in the name of the Depository or such nominee. If the face of this Security contains a legend indicating that this Security is a Registered Global Security so registered, the transfer and exchange hereof is subject to the additional limitations set forth in such legend, and the Trust Indenture provides that unless and until a Registered Global Security is exchanged in whole or in part for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

          In case an Event of Default with respect to the Series 9 Notes shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Trust Indenture.

          The Trust Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of each series to be affected under the Trust Indenture at any time by the Corporation and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time outstanding of each series to be affected. The Trust Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Series 9 Notes then Outstanding, on behalf of the Holders of all Series 9 Notes, to waive compliance by the Corporation with certain provisions of the Trust Indenture and certain past defaults under the Trust Indenture and their consequences.

          As provided in and subject to the provisions of the Trust Indenture, no Holder of Series 9 Notes shall have any right to institute any proceeding with respect to the Trust Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Series 9 Notes and the Holders of not less than 25% in aggregate principal amount of the Series 9 Notes then Outstanding shall have made written request to the Trustee to institute such proceeding in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, (b) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of Series 9 Notes then Outstanding a direction inconsistent with such request, and (c) the Trustee shall have failed to institute any such proceeding, within 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by a Holder of Series 9 Notes for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed herein.

          No provision of this Security or of the Trust Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and interest on the Series 9 Notes represented by this Security at the time, place, and rate, and in the coin and currency, herein prescribed.

          The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not payment in respect of this Security be overdue, and none of the Corporation, the Trustee or any such agent shall be affected by notice to the contrary.

          This Security shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable thereto and shall be treated in all respects as a New York contract, except as may be otherwise required by mandatory provisions of law. Notwithstanding the preceding sentence, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

          All terms used in this Security which are defined in the Trust Indenture and not otherwise defined herein shall have the meanings assigned to them in the Trust Indenture.

          Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Trust Indenture or be valid or obligatory for any purpose.

          IN WITNESS WHEREOF the Corporation has caused this Security to be duly executed.

DATE OF ISSUE: June 8, 2005               NORANDA INC.

                                          By:
                                                 ------------------------------
                                          Title:


                                          By:
                                                 ------------------------------
                                          Title:
Attest:

----------------------------
Authorized Signature


TRUSTEE'S CERTIFICATE
OF AUTHENTICATION

This is a Security representing Series 9 Notes referred to in the within-mentioned Trust Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Trustee

By:
    ---------------------------------
        Authorized Officer


Date of Authentication:
                       ----------------------------

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

---------------------------------------
[PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF TRANSFEREE]


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF TRANSFEREE]


the within Security, and all rights thereunder, hereby irrevocably constituting and appointing

-------------------------------------------------------------------------------
attorney to transfer such security on the books of the Corporation, with full power of substitution in the premises.

Dated:
                          -----------------------------------------------------
Signature of Transferor:
                          -----------------------------------------------------
Signature of Transferor is Guaranteed by:
                                          -------------------------------------

NOTICE: The signature to this assignment and transfer must correspond with the name as written upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever. The signature must be guaranteed by a Canadian Chartered Bank, major Canadian trust company or by a Medallion signature guarantee from a member of a recognized medallion signature guarantee program.

                                 SCHEDULE B
                                 ----------

                                     TO

                        TENTH SUPPLEMENTAL INDENTURE
                          DATED AS OF JUNE 8, 2005

REGISTERED                                         REGISTERED
NO. R*                                             U.S. $*
                                                   CUSIP: 655422AV5

          [INSERT IF THE SECURITY IS TO BE A REGISTERED GLOBAL SECURITY - This Security is a Registered Global Security within the meaning of the Trust Indenture hereinafter referred to and is registered in the name of a Depository or a nominee of a Depository. This Registered Global Security is exchangeable for Securities registered in the name of a Person other than the Depository or its nominee only in the limited circumstances described in the Trust Indenture, and no transfer of this Security (other than a transfer of this Security as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository) may be registered except in such limited circumstances.

          Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the Corporation (as defined below) or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered owner hereof, Cede & Co., has an interest herein.]

                                NORANDA INC.

                        6.2% NOTE DUE JUNE 15, 2035

          NORANDA INC., a corporation incorporated under the laws of the Province of Ontario, Canada (together with its successors and assigns, the "Corporation"), for value received, hereby promises to pay to ________________, the principal sum of __________________________United
States dollars (U.S.$_____________ ), on June 15, 2035 and to pay interest thereon at the rate of 6.2% per annum from and including June 8, 2005 or from and including the most recent Interest Payment Date to which interest has been paid or duly provided for, semi-annually in arrears on June 15 and December 15 in each year (each such date an "Interest Payment Date") commencing December 15, 2005 until the principal hereof is paid or duly made available for payment.

          The interest so payable on any Interest Payment Date shall, subject to certain exceptions, be paid to the Person in whose name this Security is registered at the close of business on the Regular Record Date for such interest, which shall be June 1 or December 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security is registered at the close of business on a Special Record Date to be fixed by the Trustee for the payment of such Defaulted Interest, notice whereof shall be given to the Holder not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Series 10 Notes (as defined below) may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Trust Indenture (as defined below).

          Payment of the principal of and the interest due on the Series 10 Notes represented by this Security that are issued in the form of Registered Global Securities and registered in the name of the nominee of the Depository shall be made by wire transfer in immediately available funds to the nominee of the Depository. Payment of the principal of and the interest due on the Series 10 Notes represented by this Security that are issued in definitive form will be made at the Corporate Trust Office (as defined below). Payment of the principal of and interest on the Series 10 Notes represented by this Security will be made in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

          This Security is one of a series of Securities designated as the 6.2% Notes due 2035 of the Corporation (the "Series 10 Notes") issued or to be issued under and pursuant to a trust indenture made as of July 1, 1992 (the "Original Indenture"), between the Corporation and Montreal Trust Company of Canada, as original trustee (the "Trustee", which term includes Computershare Trust Company of Canada, as successor trustee and any successor trustee under the Trust Indenture), as supplemented by a first supplemental indenture made as of July 15, 1992 (the "First Supplemental Indenture") between the Corporation and the Trustee, a second supplemental indenture made as of June 1, 1993 (the "Second Supplemental Indenture") between the Corporation and the Trustee, a third supplemental indenture made as of August 18, 1993 (the "Third Supplemental Indenture") between the Corporation and the Trustee, a fourth supplemental indenture made as of June 16, 1994 (the "Fourth Supplemental Indenture") between the Corporation and the Trustee, a fifth supplemental indenture made as of July 17, 1995 (the "Fifth Supplemental Indenture") between the Corporation and the Trustee, a sixth supplemental indenture made as of February 13, 2001 (the "Sixth Supplemental Indenture") between the Corporation and the Trustee, a seventh supplemental indenture made as of February 21, 2001 (the "Seventh Supplemental Indenture") between the Corporation and the Trustee, an eighth supplemental indenture made as of June 24, 2002 (the "Eighth Supplemental Indenture") between the Corporation and the Trustee, a ninth supplemental indenture made as of September 29, 2003 between the Corporation and the Trustee (the "Ninth Supplemental Indenture") and a tenth supplemental indenture made as of June 8, 2005 between the Corporation and the Trustee (the "Tenth Supplemental Indenture") to which Original Indenture, First Supplemental Indenture, Second Supplemental Indenture, Third Supplemental Indenture, Fourth Supplemental Indenture, Fifth Supplemental Indenture, Sixth Supplemental Indenture, Seventh Supplemental Indenture, Eighth Supplemental Indenture, Ninth Supplemental Indenture and the Tenth Supplemental Indenture and all indentures supplemental thereto (herein collectively referred to as the "Trust Indenture") reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities of the Corporation, the Trustee and Holders of the Securities and the terms upon which the Securities are, and are to be, authenticated and delivered. The "Corporate Trust Office" means the office of the Trustee at which its corporate trust business, at any particular time, shall be principally administered, which office at the date of the Tenth Supplemental Indenture was located at: 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, Canada, M5J 2Y1, Attention: Corporate Trust Department.

          The Series 10 Notes shall be redeemable in whole or in part at any time prior to Maturity in accordance with the terms set out in the Tenth Supplemental Indenture. The Series 10 Notes shall not be subject to any sinking fund but are subject to defeasance and/or covenant defeasance at the option of the Corporation upon compliance with certain conditions set forth in the Trust Indenture. The Corporation retains the right, at any time and from time to time, to purchase Series 10 Notes in the open market or otherwise by such method and at such price or prices as shall be determined by the Corporation.

          The Trustee has been appointed registrar for the Series 10 Notes, and the Trustee will maintain at the Corporate Trust Office a register for the registration and transfer of Series 10 Notes. Subject to the limitations, terms and conditions set forth herein and in the Trust Indenture, this Security may be transferred at the aforesaid office of the Trustee by surrendering this Security for cancellation, and thereupon the Trustee shall issue in the name of the transferee or transferees, in exchange herefor, one or more new Securities of like tenor and terms in authorized denominations for a like aggregate principal amount. Upon the occurrence of certain events specified in Section 3.05 of the Original Indenture, this Security is exchangeable at the said office of the Trustee for Series 10 Notes represented by definitive registered Notes without coupons in authorized denominations in an equal aggregate principal amount and having like tenor and terms as the surrendered Security. Each Security surrendered for transfer or exchange shall be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Corporation and the Trustee and duly executed by, the registered Holder or the Holder's attorney duly authorized in writing. The Corporation may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange; but no service charge shall be made for any such transfer or exchange.

          The Securities of this series may be issued in the form of one or more Registered Global Securities to The Depository Trust Company as depository for the Registered Global Securities of this series (the "Depository") or its nominee and registered in the name of the Depository or such nominee. If the face of this Security contains a legend indicating that this Security is a Registered Global Security so registered, the transfer and exchange hereof is subject to the additional limitations set forth in such legend, and the Trust Indenture provides that unless and until a Registered Global Security is exchanged in whole or in part for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository to a nominee of the Depository or by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such successor Depository.

          In case an Event of Default with respect to the Series 10 Notes shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable, in the manner, with the effect and subject to the conditions provided in the Trust Indenture.

          The Trust Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Corporation and the rights of the Holders of the Securities of each series to be affected under the Trust Indenture at any time by the Corporation and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Securities at the time outstanding of each series to be affected. The Trust Indenture also contains provisions permitting the Holders of a majority in aggregate principal amount of the Series 10 Notes then Outstanding, on behalf of the Holders of all Series 10 Notes, to waive compliance by the Corporation with certain provisions of the Trust Indenture and certain past defaults under the Trust Indenture and their consequences.

          As provided in and subject to the provisions of the Trust Indenture, no Holder of Series 10 Notes shall have any right to institute any proceeding with respect to the Trust Indenture or for the appointment of a receiver or trustee or for any other remedy thereunder, unless (a) such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Series 10 Notes and the Holders of not less than 25% in aggregate principal amount of the Series 10 Notes then Outstanding shall have made written request to the Trustee to institute such proceeding in respect of such Event of Default as Trustee and offered the Trustee reasonable indemnity, (b) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of Series 10 Notes then Outstanding a direction inconsistent with such request, and (c) the Trustee shall have failed to institute any such proceeding, within 60 days after receipt of such notice, request and offer of indemnity. The foregoing shall not apply to any suit instituted by a Holder of Series 10 Notes for the enforcement of any payment of principal hereof or interest hereon on or after the respective due dates expressed herein.

          No provision of this Security or of the Trust Indenture shall alter or impair the obligation of the Corporation, which is absolute and unconditional, to pay the principal of and interest on the Series 10 Notes represented by this Security at the time, place, and rate, and in the coin and currency, herein prescribed.

          The Corporation, the Trustee and any agent of the Corporation or the Trustee may treat the Person in whose name this Security is registered as the owner hereof for all purposes, whether or not payment in respect of this Security be overdue, and none of the Corporation, the Trustee or any such agent shall be affected by notice to the contrary.

          This Security shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States of America applicable thereto and shall be treated in all respects as a New York contract, except as may be otherwise required by mandatory provisions of law. Notwithstanding the preceding sentence, the exercise, performance or discharge by the Trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable thereto.

          All terms used in this Security which are defined in the Trust Indenture and not otherwise defined herein shall have the meanings assigned to them in the Trust Indenture.

          Unless the certificate of authentication hereon has been executed by the Trustee by manual signature, this Security shall not be entitled to any benefit under the Trust Indenture or be valid or obligatory for any purpose.

          IN WITNESS WHEREOF the Corporation has caused this Security to be duly executed.

DATE OF ISSUE: June 8, 2005           NORANDA INC.

                                      By:
                                             ----------------------------------
                                      Title:


                                      By:
                                             ----------------------------------
                                      Title:
Attest:

-----------------------------------
Authorized Signature

TRUSTEE'S CERTIFICATE
OF AUTHENTICATION

This is a Security representing Series 10 Notes referred to in the within-mentioned Trust Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA,
as Trustee

By:
   ---------------------------------------------
        Authorized Officer


Date of Authentication:
                       ----------------------------

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

------------------------------------------
[PLEASE INSERT SOCIAL SECURITY OR OTHER
IDENTIFYING NUMBER OF TRANSFEREE]


--------------------------------------------------------------------------

--------------------------------------------------------------------------
[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF TRANSFEREE]


the within Security, and all rights thereunder, hereby irrevocably constituting and appointing

--------------------------------------------------------------------------
attorney to transfer such security on the books of the Corporation, with full power of substitution in the premises.

Dated:
                          ------------------------------------------------
Signature of Transferor:
                          ------------------------------------------------
Signature of Transferor is Guaranteed by:
                                         ---------------------------------
NOTICE: The signature to this assignment and transfer must correspond with the name as written upon the face of the within Security in every particular without alteration or enlargement or any change whatsoever. The signature must be guaranteed by a Canadian Chartered Bank, major Canadian trust company or by a Medallion signature guarantee from a member of a recognized medallion signature guarantee program.